EXHIBIT 99.2



FOR IMMEDIATE RELEASE


Investor Relations Contact:               Company Contact:
Jason Thompson                            James P. Ashman
Lippert/Heilshorn & Associates            CFO, CAI Wireless Systems, Inc.
212/838-3777                              518/462-2632


              CAI WIRELESS SYSTEMS, INC. RESPONDS TO RECENT NEWS


      ALBANY, N.Y., DECEMBER 6, 1996 -- CAI WIRELESS SYSTEMS, INC. ("CAI")

(NASDAQ NM: CAWS)  has responded to the recent reports that its strategic partners, Bell Atlantic Corporation and NYNEX Corporation (the "RBOCs"), are

retreating from the use of Multichannel Multipoint Distribution Service

("MMDS") spectrum due to alleged flaws in the technology.  Citing preliminary test results of digital systems built by CAI in Boston and Virginia Beach for delivery to the RBOCs pursuant to the Business Relationship Agreement among

CAI, Bell Atlantic and NYNEX, the reports indicate that the RBOCs are scaling back their ambitious video delivery strategies.

      CAI has repeatedly dismissed reports that the MMDS spectrum is a flawed delivery platform for digital subscription television service on the basis that the tests conducted to date were preliminary tests of a new technology, and that adjustments would be made in the design demonstrating continued

improvement in the coverage, enabling CAI to reach the required coverage levels when CAI was required to do so.

      The coverage limitations of MMDS technology, as well as other radio frequency-based technologies such as PCS and cellular telephone, have been well publicized.  CAI has endeavored to design and build a digital system that minimizes, to the fullest extent possible, such limitations.  Initial test results indicate that the 75% coverage pattern required by the RBOCs is met in

Boston and Virginia Beach in highly-populated areas served from towers of approximately 400 feet in height, while shorter towers produce less coverage.

Overall, the 75% coverage pattern in these markets can be achieved through relatively minor modifications to the system, such as relocating some boosters to such taller towers, which CAI believes are available.  The CAI system in

Boston currently is capable of delivering service to approximately 1,000,000 homes, while the system in Virginia Beach is capable of delivering service to more than approximately 300,000 homes.





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CAI, Page 2





      "I find it curious that 1.3 million homes is not viewed as satisfactory initial coverage for video service organizations that do not yet have any subscribers," said Jared E. Abbruzzese, Chairman and Chief Executive Officer of

CAI.  "The current coverage achieved in Boston is comparable to the homes-

passed coverage of the two largest wireline providers in that market.  The same holds true in Virginia Beach.  We believe these systems demonstrate that digital MMDS technology is a legitimate delivery system for subscription television services."

      "CAI continues to stand behind MMDS technology as a delivery platform for video," said John J. Prisco, President and Chief Operating Officer of CAI.  "It

is extremely unfortunate not only for CAI, but also the entire MMDS industry,

that some have taken preliminary and incomplete data to malign the entire MMDS delivery platform.  CAI hopes that those marketing video subscription services using CAI's spectrum are as successful in their initial marketing efforts as

CAI has been in its initial efforts to deliver digital signal."

      As CAI has previously announced, it is engaged in wide-ranging discussions with Bell Atlantic and NYNEX relating to its entire relationship with the RBOCs, and hopes to reach agreement with the RBOCs in the near future.

      CAI has also previously announced that it is exploring mixed use of the spectrum for video, voice and data in markets not governed by its current relationship with the RBOCs, including a commercial trial of a high speed

Internet access service in Rochester, NY, where FCC has granted permission for service of up to 500 customers.  In addition, CAI has applied for flexible use of the spectrum in the Hartford, CT market.  Also, through CS Wireless Systems,

Inc., CAI's majority-owned joint venture with Heartland Wireless

Communications, Inc., a high speed Internet access service is to be combined with a digital subscription television service in Dallas, Texas, with an anticipated roll-out in 1997.  In addition, CAI has been granted authority to enroll up to 1,000 subscribers for one-way Internet service in its New York market.

      "We believe that the regulatory approvals CAI has been granted to date will give CAI the ability to demonstrate the flexible use of MMDS spectrum and,

if permanent authority by the FCC is given, could afford CAI the opportunity to generate additional revenue streams," continued Mr. Prisco.






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